SUPPLEMENTARY PROXY INFORMATION


     The Annual Meeting of Shareholders of The Zweig Total
Return Fund, Inc. was held on May 9, 2008. The meeting was held for the purpose of electing two (2) nominees to the Board of Directors.

The results of the above matters were as follows:

Directors        Votes For     Votes      Votes      Abstentions
                              Against    Withheld

Wendy Luscombe   96,858,890     N/A      2,814,600     N/A
R. Keith Walton  96,983,336     N/A      2,690,153     N/A

Based on the foregoing Wendy Luscombe and R. Keith Walton, were elected as Directors. The Fund's other Directors who continue in office are George R. Aylward, Charles H.
Brunie, Alden C. Olson and James B. Rogers, Jr.